Las Vegas Gaming, Inc.
4000 West Ali Baba Lane
Las Vegas, Nevada 89118
(702) 871-7111

March 5, 2008

VIA EDGAR

Claire Erlanger
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street, N.E.
Washington, DC  20549-7561

Re:	Las Vegas Gaming, Inc.
Form 10-KSB for the year ended December 31, 2006
Filed April 4, 2007
File No. 000-30375

Dear Ms. Erlanger:

This letter responds to your correspondence, dated March 4, 2008, providing comments to the Form 10-KSB for the year ended December 31, 2006, filed by Las Vegas Gaming, Inc. (the “Company”) and the Form 10-QSB for the period ended September 30, 2007, filed by the Company.  The purpose of this letter is to provide the Company’s responses to your questions and comments.

We have reproduced your comments below in italicized print.  The responses of the Company, produced in regular print, follow the captions and comments set forth in the referenced comment letter.

Form 10-KSB for the year ended December 31, 2006

Note 5. Debt, page 38

1.
We note from your response to our prior comment 1 that as of December 31, 2006 and September 30, 2007 you are proposing an adjustment to reflect the cumulative reduction in net loss from revaluing the derivative liability related to the warrants.  Please tell us, and disclose in the notes to your financial statements, the reason for the change in the value of the derivative liability for each period presented.

Response:

The reason for the change in the fair value of the derivative liability for the CAMOFI warrants for the year ended December 31, 2006 and the nine months ended September 30, 2007, following the guidance in paragraphs 14-18 of EITF 00-19, is interest rate fluctuations associated with each period’s Black-Scholes calculation of the fair value of the warrants.  The fair value of our Common Stock Series A remained constant at $2 per share from November 2005 through September 30, 2007.

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
March 5, 2008

Form 10-Q for the quarter ended September 30, 2007

Note 6. Bridge Financing

2.
We note from your response to our prior comment 8 that your initial accounting for the debt modification was to expense the $250,000 additional balance of the note as the loss on a debt extinguishment.  Please explain to us why your proposed correcting entry reverses the entire amount of the additional debt incurred.  As part of your response, please provide us the original accounting for the $250,000 proceeds received.

Response:

The original accounting for the $250,000 additional balance of the note was as follows:

Dr. Interest expense                     $250,000
Cr. Note payable                                       $250,000

Since this was a negotiated additional amount to the note for the modification of the principal payment schedule, we performed the 10% test under EITF 96-19 and concluded that it did not change the present value of the cash flows by more than 10% and thus was a debt modification.  We will include the $250,000 in the new interest calculations for the original $5,000,000 note resulting in a new interest rate of 17.2%.

The correcting entry would be:

Dr. Deferred finance charges      $250,000
Cr. Interest expense                                 $250,000

Note 8. Progressive Jackpots

3.
We note from your response to our prior comment 9 that the gain on the progressive jackpot liability was a result of your choice to change to valuing the liability at the current prime rate versus the 20-year bond rate.  Please revise future filings to disclose this as a change in estimate and to include the disclosures required by paragraph 22 of SFAS No. 154.

Response:

Future filings will disclose the change in the valuing of the progressive jackpot liability at the current prime rate versus the 20-year bond rate as a change in estimate including the disclosures required by paragraph 22 of SFAS No. 154.

* * * * * *

Ms. Claire Erlanger
Division of Corporation Finance
Securities and Exchange Commission
March 5, 2008

If you should have any further questions or concerns, please feel free to contact me at 702-871-7111.

Very truly yours, /s/ Bruce A. Shepard Bruce A. Shepard, Chief Financial Officer

cc:           Jon D. Berkley, Chief Executive Officer
John C. Jeppsen, Kummer Kaempfer Bonner Renshaw & Ferrario
Richard H. Bowler, Piercy Bowler Taylor & Kern, Certified Public Accountants